ZALE CORPORATION

September 11, 2009

Zale Corporation acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely yours,

/s/ Matthew W. Appel

Matthew W. Appel
Executive Vice President of Finance and Chief Financial Officer